UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________
FORM 11-K
___________________________________

(Mark One)
☒    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
or
☐     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 001-35854

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Independent Financial 401(k) Profit Sharing Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Independent Bank Group, Inc.
7777 Henneman Way
McKinney, Texas 75070-1711

Independent Financial 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2022 and 2021 and for the year ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Trustee, Plan Administrator, and Plan Participants of Independent Financial 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Independent Financial 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2015.

Blue Bell, Pennsylvania
June 29, 2023

Independent Financial 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	December 31,
	2022	2021
Assets
Investments, at fair value:
Mutual funds	$21,197,880	$17,630,652
Common stock - Independent Bank Group, Inc.	6,017,548	6,122,724
Collective investment trusts	76,918,098	85,559,213
Pooled separate account	—	8,234,477
Total investments at fair value	104,133,526	117,547,066

Receivables:
Employer contributions	701,393	537,074
Participant contributions	456,464	511,684
Notes receivable from participants	9,125	36,604
Total receivables	1,166,982	1,085,362

Net assets available for benefits	$105,300,508	$118,632,428

See Notes to Financial Statements.

Independent Financial 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Year Ended December 31, 2022
Additions to net assets attributed to:
Investment loss:
Net realized and unrealized loss of investments	$(20,998,626)
Dividend income	768,788
Total investment loss	(20,229,838)

Interest on notes receivable from participants	973

Contributions:
Employer	7,860,688
Participants	11,287,976
Rollover	3,153,656
Total contributions	22,302,320
Total additions	2,073,455

Deductions from net assets attributed to:
Benefits paid to participants	15,125,504
Plan administrative expenses and other	279,871
Total deductions	15,405,375

Net decrease in net assets available for benefits	(13,331,920)

Net assets available for benefits:
Beginning of year	118,632,428

End of year	$105,300,508

See Notes to Financial Statements.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Independent Financial 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan whereby eligible employees of Independent Bank dba Independent Financial (the Employer or Plan Sponsor), a wholly-owned subsidiary of Independent Bank Group, Inc. (IBG), are permitted to make contributions that are tax deferred under section 401(k) of the Internal Revenue Code (the Code). The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2022, the Plan adopted a non-standardized prototype plan document sponsored by Principal Life Insurance Company, which is a member of the Principal Financial Group (collectively referred to as Principal). The Plan has designated Principal as the trustee and recordkeeper of the Plan, and the custodian of the Plan assets. The Plan previously operated under a volume submitter plan document sponsored by Principal.

Effective January 1, 2022 under the prior plan document and subsequently applicable to the current plan document discussed above, the Plan was amended to remove certain pay exclusions from eligible compensation, including annual incentive bonuses and other miscellaneous bonuses.

Eligibility: Employees become eligible for participation upon attaining the age of eighteen and completing thirty days of service, as defined by the Plan. Employees are automatically enrolled in the Plan the first day of the quarter after the eligibility requirements are met, unless otherwise elected by the employee.

Contributions: Each year, participants may elect to make salary deferral contributions of pre-tax and post-tax compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and certain maximum limitations imposed by the Code as defined by the Plan. Employees who are eligible to make elective deferrals under the Plan and who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans by means of rollover contributions.

The Plan includes an automatic salary deferral feature which, unless otherwise directed, defers at a rate of 6% of pre-tax eligible compensation. Unless otherwise elected, for each subsequent Plan year, the automatic deferral amount will increase by 1% of compensation up to a maximum of 15% of compensation.

The Employer makes 100% matching contributions up to 6% of the participant’s eligible compensation for the Plan year, excluding elective deferral contributions and compensation for any time during the year in which an employee was not an active participant. The Employer may also make additional discretionary contributions to the Plan. No such discretionary contributions were made during the year ended December 31, 2022.

Vesting: Participant contributions, employer matching contributions, employer discretionary contributions, plus actual earnings thereon are fully vested and nonforfeitable.

Participant accounts: Each participant’s account is credited with the participant’s contribution and the Employer’s matching contributions and with allocations of (a) discretionary contributions, if any, and (b) Plan earnings less administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Investment options: Participants must direct contributions to selected investments as made available and determined by the Plan Sponsor. Participants may change their investment options any time throughout the year via internet or direct phone access to Principal.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Notes receivable: The Plan does not allow for participants to borrow from their accounts. However, during 2019, the Plan received participant loan rollovers in connection with an Employer acquisition transaction as allowed by the Plan. The notes receivable are secured by the balance in the participant's account. Notes receivable outstanding as of December 31, 2022 have an interest rate of 5.50% and are due at varying dates through March 2025. Principal and interest are paid to the Plan ratably through payroll deductions.

Payment of benefits: On termination of service due to retirement, death, permanent disability or separation from service, participants may elect to receive an amount equal to the value of the participant’s interest in his or her account in a lump-sum amount or periodic installments. The Plan contains a small amount force out limit clause. If a participant’s balance is $1,000 or less, the participant will receive a single lump distribution of their entire account balance. In the event a participant's balance is greater than $1,000 but less than $5,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan in a direct rollover or to receive the distribution, then the Plan Administrator will pay the distribution in the form of a direct rollover to an Individual Retirement Account (IRA) designated by the Plan Administrator. In-service distributions may be made in accordance with the Plan agreement once a participant has attained the age of 59 ½. The Plan also allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized loss on investments includes gains and losses on investments purchased and sold as well as held during the year. Capital gain distributions from mutual funds that are reinvested are included with dividends on the statement of changes in net assets available for benefits.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document.

Payment of benefits: Benefit payments are recorded when paid.

Risk and uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2022 statement of net assets available for benefits.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021.

Mutual funds: Mutual funds are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year end. The funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.

Common stock: Common stock consists of Independent Bank Group, Inc. common stock, which is valued at the closing price listed by the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

Collective investment trusts : The collective investment trusts include the Invesco Stable Value Trust and Principal LifeTime Hybrid CITs.

Invesco Stable Value Trust (the Trust) is a collective trust that has entered into fully benefit-responsive guaranteed investment contracts and wrapper contracts with banks, insurance companies and other financial institutions, designed to provide principal stability, competitive yields, and liquidity. The Trust is valued at the net asset value of units of the Invesco Stable Value Trust, as reported by the investment managers of the Trust and as supported by unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date resulting in a readily determinable fair value. Participant transactions and redemptions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2022, there were no unfunded commitments.

Principal LifeTime Hybrid CITs invest in collective trust funds as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date. The Trusts are valued at net asset value per unit held by the Plan at year-end as reported by Principal, which is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily. Were the Plan to initiate a full redemption of these collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure the securities liquidations will be carried out in an orderly business manner. As of December 31, 2022, there were no unfunded commitments.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Pooled separate account: The pooled separate account is designed to deliver safety and stability by preserving principal and accumulating earnings. The pooled separate account assets include, but are not limited to, investments in common stocks of companies that compose the S&P 500 index, which are valued at fair value. The net asset value of the pooled separate account is calculated in a manner consistent with GAAP for investment companies and is determinative of its fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the net asset value of the pooled separate account, as reported by Principal. The fair value of the underlying equity securities are based on quoted prices of identical assets. Participants are limited to one transfer per 30 day period. This investment option was eliminated as of May 2, 2022.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2022 and 2021:

	Fair Value Measurements at Reporting Date
	Level 1	Level 2	Level 3	Total
December 31, 2022
Mutual funds	$21,197,880	$—	$—	$21,197,880
Common stock-Independent Bank Group, Inc.	6,017,548	—	—	6,017,548
Collective investment trusts	—	76,918,098	—	76,918,098

Total assets in fair value hierarchy	$27,215,428	$76,918,098	$—	$104,133,526

December 31, 2021
Mutual funds	$17,630,652	$—	$—	$17,630,652
Common stock-Independent Bank Group, Inc.	6,122,724	—	—	6,122,724
Collective investment trusts	—	85,559,213	—	85,559,213
Pooled separate account	—	8,234,477	—	8,234,477

Total assets in fair value hierarchy	$23,753,376	$93,793,690	$—	$117,547,066

Note 4. Administrative Expenses

Employees of the Employer perform certain administrative functions with no compensation from the Plan. Administrative expenses are paid out of the assets of the Plan and charged to participants accounts based upon the terms of the plan document.

Note 5. Party-In-Interest Transactions

Parties-in-interest are defined under the Department of Labor as any fiduciary of the Plan, any party rendering services to the Plan, the Employer, and certain others. As such, transactions conducted by or with Principal, the Plan's trustee, custodian, recordkeeper and third party administrator, the Employer and IBG, qualify as party-in-interest transactions.

Independent Financial 401(k) Profit Sharing Plan

Notes to Financial Statements
Note 6. Income Tax Status

Effective July 1, 2022, the Plan adopted a non-standardized prototype plan sponsored by Principal. The prototype plan has received an opinion letter dated June 30, 2020 from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 7. Plan Termination

While there is no intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

Note 8. Related Party Transactions

The Plan held 100,159 and 84,861 shares of IBG's common stock as of December 31, 2022 and 2021, respectively, with fair values of $6,017,548 and $6,122,724, respectively.

During the year ended December 31, 2022, the Plan had purchases of $2,196,040, sales of $961,101 and incurred a net realized gain of $196,336 and an unrealized loss of $1,340,115 on its common stock investment. Dividend income earned during the year was $143,199.

Note 9. Subsequent Event

In preparing the Plan's financial statements, Plan management has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of filing these financial statements with the SEC.

Independent Financial 401(k) Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022
EIN: 75-2694563
PN: 001

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Mutual funds
	The American Funds	American Funds New World R6 Fund	**	$1,245,507
	Legg Mason	BrandywineGLOBAL Global Opportunities Bond IS Fund	**	312,300
	MFS Investment Management	MFS Value R6 Fund	**	1,209,221
	Eagle Financial Services, Inc.	Carillon Eagle Mid Cap Growth R6 Fund	**	2,275,401
	Putnam Investments	Putnam Income R6 Fund	**	739,734
	Franklin Templeton Investments	Franklin Small Cap Value R6 Fund	**	2,094,056
	Franklin Templeton Investments	Franklin DynaTech R6 Fund	**	3,129,258
	Dimensional Fund Advisors	DFA INFL Protected SEC I Fund	**	819,016
	Fidelity Investments	Fidelity Mid Cap Index Fund	**	111,185
	Fidelity Investments	Fidelity Small Cap Index Fund	**	106,621
	Fidelity Investments	Fidelity International Index Fund	**	85,131
	Fidelity Investments	Fidelity US Bond Index Fund	**	142,739
	Fidelity Investments	Fidelity 500 Index Fund	**	7,792,986
	MFS Investment Management	MFS International Diversification R6 Fund	**	1,134,725
	Total mutual funds			21,197,880
	Common stock
*	Independent Bank Group, Inc.	Independent Bank Group, Inc. Common Stock	**	6,017,548
	Collective investment trusts
	Invesco National Trust Co	Invesco Stable Value Trust - Class III	**	8,491,022
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid Income CIT	**	161,950
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2010 CIT	**	95,165
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2015 CIT	**	878,258
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2020 CIT	**	3,040,285
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2025 CIT	**	11,647,324
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2030 CIT	**	10,041,101
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2035 CIT	**	8,519,657
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2040 CIT	**	10,225,862
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2045 CIT	**	7,325,235
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2050 CIT	**	7,796,807
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2055 CIT	**	4,920,660
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2060 CIT	**	2,694,716
*	Principal Global Investors Trust Co	Principal LifeTime Hybrid 2065 CIT	**	1,080,056
	Total collective investment trusts			76,918,098
	Total investments at fair value			104,133,526
*	Participant loans	Loans, interest rates of 5.50%, due through March 2025	**	9,125
				$104,142,651

* A party-in-interest as defined by ERISA
** Cost omitted for participant directed investments

Exhibit Index

Exhibit Number	Description of Exhibit
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm - RSM US LLP

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Independent Financial 401(k) Profit Sharing Plan

Date:	June 29, 2023	By: Independent Bank, as Plan Administrator

By: /s/ James Tippit

James Tippit
Executive Vice President and Head of Corporate Responsibility